Exhibit 99.1

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	June 30,	December 31,
		2014	2013

ASSETS
Current assets
Cash and cash equivalents		$59,614	$64,188
Restricted cash		1,602	1,602
Funds receivable from payment processors		6,882	9,071
Accounts receivable		1,886	1,401
Prepaid expenses and other assets		2,419	2,210
Total current assets		$72,403	$78,472

Non-current assets
Property and equipment		1,916	2,092
Intangible assets		2,794	1,855
Goodwill		4,299	2,580
Deferred tax assets		4,878	5,966
Long-term investment	10	5,000	3,500
Other assets		609	547
Total non-current assets		$19,496	$16,540
Total assets		$91,899	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		5,100	4,783
Payable to loyalty program partners		50,716	56,111
Current portion of other liabilities		699	1,134
Total current liabilities		$56,515	$62,028

Non-current liabilities
Deferred tax liabilities		294	-
Other liabilities		392	437
Total non-current liabilities		$686	$437

Total liabilities		$57,201	$62,465

SHAREHOLDERS’ EQUITY
Share capital	4	58,239	58,693
Contributed surplus		11,002	10,381
Accumulated other comprehensive loss		(24)	(345)
Accumulated deficit		(34,519)	(36,182)
Total shareholders’ equity		$34,698	$32,547
Total liabilities and shareholders’ equity		$91,899	$95,012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the six months
		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2014	2013	2014	2013
REVENUE
Principal		$67,908	$39,891	$124,070	$74,491
Other partner revenue		2,516	2,023	4,592	4,327
Interest		21	10	40	24
Total Revenue		$70,445	$41,924	$128,702	$78,842

EXPENSES
Direct cost of principal revenue		59,638	34,515	109,627	64,774
Employment costs		6,151	4,374	11,656	8,869
Marketing & communications		328	307	526	576
Technology services		280	323	499	558
Depreciation and amortization		544	848	1,088	1,767
Foreign exchange (gain) loss		62	(24)	(6)	4
Operating expenses		1,482	1,233	2,628	2,364
Total Expenses		$68,485	$41,576	$126,018	$78,912

OPERATING INCOME (LOSS)		$1,960	$348	$2,684	$(70)

Interest and other income		-	-	(5)	-
OPERATING INCOME (LOSS) BEFORE INCOME TAXES		$1,960	$348	$2,689	$(70)

Income tax expense (recovery)		740	130	1,026	(240)
NET INCOME		$1,220	$218	$1,663	$170

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss: Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $110 and in- come tax recovery of $8, respectively, for the three and six months ended June 30, 2014 (2013: expense of $117 and $156)		305	(324)	(21)	(432)
Reclassification to net income of loss (gain) on foreign ex- change derivatives designated as cash flow hedges, net of income tax recovery of $53 and $123, respectively, for the three and six months ended June 30, 2014 (2013 – recovery of $5 and $16)		147	13	342	45
Other comprehensive income (loss) for the period, net of income tax		$452	$(311)	$321	$(387)

TOTAL COMPREHENSIVE INCOME (LOSS)		$1,672	$(93)	$1,984	$(217)

EARNINGS PER SHARE
Basic earnings per share	5	$0.08	$0.01	$0.11	$0.01
Diluted earnings per share	5	$0.08	$0.01	$0.11	$0.01

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		losses on cash	other com-	deficit	equity
				flow hedges	prehensive
					loss

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	1,663	1,663

Other comprehensive income	-	-	-	321	321	-	321
Total comprehensive income				321	321	1,663	1,984
Effect of share option compensation plan	-	407	407	-	-	-	407
Effect of PSU & RSU compensation plan	-	404	404	-	-	-	404
Share issuances	277	(190)	87	-	-	-	87
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at June 30, 2014	$58,239	$11,002	$69,241	$(24)	$(24)	$(34,519)	$34,698

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	-	-	-	-	-	170	170

Other comprehensive loss	-	-	-	(387)	(387)	-	(387)
Total comprehensive loss	-	-	-	(387)	(387)	170	(217)
Effect of share option compensation plan	-	300	300	-	-	-	300
Effect of RSU compensation plan	-	228	228	-	-	-	228
Share issuances	616	(247)	369	-	-	-	369
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at June 30, 2013	$57,585	$10,386	$67,971	$(441)	$(441)	$(39,618)	$27,912

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	Note	For the three months		For the six months
		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2014	2013	2014	2013

Cash flows from operating activities
Net income for the period		$1,220	$218	$1,663	$170
Adjustments for:
Depreciation of property and equipment		260	291	512	663
Amortization of intangible assets		284	557	576	1,104
Unrealized foreign exchange (gain) loss		40	81	56	(290)
Equity-settled share-based payment transactions	6	481	292	811	528
Deferred income tax expense (recovery)		682	101	945	(323)
Unrealized net gain/loss on derivative contracts desig-		616	(423)	437	(526)
nated as cash flow hedges
Changes in non-cash balances related to operations, exclusive of effects of business combination	8	1,500	7,733	(4,742)	1,968
Net cash provided by operating activities		$5,083	$8,850	$258	$3,294

Cash flows from investing activities
Acquisition of property and equipment		(199)	(236)	(336)	(641)
Additions to intangible assets		(434)	(171)	(784)	(272)
Long-term investment		(1,500)	(2,499)	(1,500)	(2,500)
Acquisition of business, net of cash acquired	13	(1,511)	-	(1,511)	-
Changes in restricted cash		-	1,575	-	1,575
Net cash used in investing activities		$(3,644)	$(1,331)	$(4,131)	$(1,838)

Cash flows from financing activities
Proceeds from exercise of share options		14	182	87	370
Payment for share purchases		(731)	(595)	(731)	(595)
Net cash used in financing activities		$(717)	$(413)	$(644)	$(225)

Net increase (decrease) in cash and cash equivalents		$722	$7,106	$(4,517)	$1,231
Cash and cash equivalents at beginning of the period		$58,945	$39,611	$64,188	$45,108
Effect of exchange rate fluctuations on cash held		(53)	(71)	$(57)	$307
Cash and cash equivalents at end of the period		$59,614	$46,646	$59,614	$46,646

Interest Received		$20	$10	$45	$27
Interest Paid		$-	$-	$-	$-

Taxes Received		$-	$-	$-	$-
Taxes Paid		$-	$6	$3	$44

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2014 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc, and Points Development (US) Ltd. (formerly Accruity Inc.). Points shares are publicly traded on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ (PCOM)

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2013 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements for the three and six months ended June 30, 2014 have been prepared in accordance with International Accounting Standard, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standard Board (“IASB”).

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 6th, 2014.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for derivative financial instruments and non-derivative financial instruments which are recorded at fair value through profit or loss, and available-for-sale financial assets, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The notes presented in these second quarter 2014 interim financial statements include only significant changes and transactions occurring since December 31, 2013, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements. These second quarter 2014 interim financial statements should be read in conjunction with the 2013 financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013.

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New standards and interpretations not yet adopted

The IASB issued the following new standards and amendments to existing standards:

  IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers except leases, fi- nancial instruments and insurance contracts. The standard is effective for annual periods beginning on or after January 1, 2017 with retroactive application.

  IFRS 9 (2014) addresses classification and measurement of financial assets and liabilities, including im- pairment of financial assets, and hedge accounting. Under this standard, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The accounting model for financial liabilities is largely unchanged from IAS 39 except for the presentation of the impact of own credit risk on financial liabilities designated at fair value through profit or loss account. The new general hedge accounting principles under IFRS 9 are aimed to align hedge ac- counting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it is ex- pected to provide more hedging strategies that are used for risk management to qualify for hedge account- ing and introduce more judgment to assess the effectiveness of a hedging relationship. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018. The Company is in process of evaluating the impact of IFRS 9 on the Company’s financial statements.

The Corporation is assessing the impact of these standards and amendments on its consolidated financial statements.

4. SHARE CAPITAL

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2013	15,359,903	$58,693
Exercise of share options(1)	42,704	197
Share capital held in trust(2)		(651)

Balance at June 30, 2014	15,402,607	$58,239

(1)

40,043 options previously issued to employees were exercised at CAD$4.60 per share. However, only 35,119 common shares which equaled the in-the-money value divided by the last closing price of the common shares on the Toronto Stock Exchange, were issued.
1,000 options previously issued to employees were exercised at CAD$5.00 per share.

1,250 options previously issued to employees were exercised at CAD$5.30 per share. 1,000 options previously issued to employees were exercised at CAD$7.80 per share
449 options previously issued to employees were exercised at CAD$9.74 per share.
84 options previously issued to employees were exercised at CAD$9.86 per share.
3,321 options previously issued to employees were exercised at CAD$11.04 per share.
481 options previously issued to employees were exercised at CAD$15.94 per share.

(2)	32,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees in 2014.
10,344 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on March 19, 2014.
269 common shares held in trust were issued to employees to fulfill the RSU issuance obligation for units vested on January 07, 2014.

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At June 30, 2014 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended June 30,	2014	2013
Net income for basic and diluted earnings per share available to common shareholders	$1,220	$218
Weighted average number of common shares outstanding – basic	15,401,248	15,202,067
Effect of dilutive securities – share-based payments	243,592	300,122
Weighted average number of common shares outstanding – diluted	15,644,840	15,502,189
Earnings (loss) per share - reported
Basic	$0.08	$0.01
Diluted	$0.08	$0.01

For the six month period ended June 30,	2014	2013
Net income for basic and diluted earnings per share available to common shareholders	$1,663	$170
Weighted average number of common shares outstanding – basic	15,384,557	15,187,624
Effect of dilutive securities – share-based payments	268,962	265,838
Weighted average number of common shares outstanding – diluted	15,653,519	15,453,462
Earnings per share - reported
Basic	$0.11	$0.01
Diluted	$0.11	$0.01

a) Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options.

A total of 125,083 and 125,586 options were out of the money for the three and six months ended June 30, 2014 (2013 – 152,984; 195,960). These options were excluded from the calculation of the effect of dilutive securities since they were anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

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6. SHARE-BASED PAYMENT

At June 30, 2014, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements under IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $481 and $811 for the three and six month period ended June 30, 2014 (2013 - $292 and 528).

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three and six months ended June 30, 2014 and 2013 were calculated using the following weighted assumptions:

	Three month period		Six month period
For the period ended June 30,	2014	2013	2014	2013
Dividend yield	NIL	NIL	NIL	NIL
Risk free rate	1.20%	1.22%	1.20%	1.14%
Expected volatility	36.63%	38.24%	36.63%	39.64%
Expected life of options in years	4.20	4.20	4.20	4.20

Share Options

The table below is a summary of the options outstanding as at June 30, 2014

		Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2014	478,593	$10.13
Granted	125,083	$30.84
Exercised	(47,628)	$ 5.32
Expired and forfeited	(84)	$ 9.02
Balance at June 30, 2014	555,964	$15.20
Exercisable at June 30, 2014	238,797	$ 9.69

Options available to grant	457,408

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Share unit plan

Under the share unit plan, employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs).

Share Units

The table below is a summary of the RSUs and PSUs outstanding as at June 30, 2014

	Number of RSUs	Weighted Average Fair Value
	and PSUs	(in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	115,504	$26.30
Vested	(10,613)	$9.96
Forfeited	(5,703)	$16.44
Balance at June 30, 2014	225,626	$20.38

As at June 30, 2014, 151,868 RSUs were granted to employees under the Corporation’s share unit plan. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

As at June 30, 2014, 73,758 PSUs were granted to employees under the Corporation’s share unit plan. The PSUs will have a five year life. Vesting is determined annually based on the meeting of certain financial performance measures over the five year life of the units. The fair value of each PSU is determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. As at June 30, 2014, 121,599 of the Corporation’s common shares were held in trust.

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,351	$794	$788	$745	$24	$-
Principal revenue(2)	222,634	61,522	104,497	56,365	250	-
	$224,985	$62,316	$105,285	$57,110	$274	$-

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

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8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Six months ended
For the period ended June 30,	2014	2013	2014	2013
Decrease (increase) in funds receivable from payment processors	$(1,231)	$3,550	$2,189	$3,977
Decrease (increase) in security deposits	-	3,209	-	2,780

Decrease (increase) in accounts receivable	(596)	2	(458)	206
Decrease (increase) in prepaid expenses and other assets	201	411	(188)	(8)
Decrease (increase) in other assets	(30)	25	(62)	54
(Decrease) increase in accounts payable and accrued liabilities	889	407	(348)	(1,482)
(Decrease) increase in other liabilities	(553)	212	(480)	462
(Decrease) increase in payable to loyalty program partners	2,820	(83)	(5,395)	(4,021)
	$1,500	$7,733	$(4,742)	$1,968

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Six months ended
For the period ended June 30,	2014	2013	2014	2013

Revenue
United States	$59,261	$33,349	$110,511	$60,300
Europe	10,155	7,952	16,245	17,349
Canada and other	1,029	623	1,946	1,193
	$70,445	$41,924	$128,702	$78,842

Revenue
United States	85%	80%	85%	76%
Europe	14%	19%	13%	22%
Canada and other	1%	1%	2%	2%
	100%	100%	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At June 30, 2014, substantially all of the Corporation's assets were in Canada.

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Dependence on loyalty program partners

For the three month period ended June 30, 2014, there were three (2013 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 77% (2013 – 79%) of the Corporation’s total revenue.

For the six month period ended June 30, 2014, there were four (2013 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these four partners represented 86% (2013 – 68%) of the Corporation’s total revenue.

10. INVESTMENT IN CHINA REWARDS

In 2012, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China.

In May, 2014, the Corporation completed its final tranche investment of $1,500 in China Rewards.

As at June 30 2014, the Corporation has a $5,000 investment in China Rewards. This investment is classified as an available-for-sale security and measured at fair value on the condensed consolidated interim balance sheets with changes in fair value recorded in other comprehensive income. As at June 30, 2014, the Corporation has determined that there have been no changes in the fair value of the investment.

11. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximates their carrying values at June 30, 2014 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at June 30, 2014 and December 31, 2013 are as follows:

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As at June 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$23	$-	$23

Investment in China Rewards	-	-	5,000	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(31)	-	(31)
	$-	$(8)	$5,000	$4,992

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$-	$-	$-

Investment in China Rewards	-	-	3,500	3,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(445)	-	(445)
	$-	$(445)	$3,500	$3,055

(i) The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

There were no transfers of fair value measurement between level 1, 2 and 3 of the fair value hierarchy in the periods ended June 30, 2014 and 2013.

12. RELATED PARTIES

A member of the Corporation’s Board of Directors is the President of Ariad Custom Publishing Limited (“Ariad”). The Corporation has entered into a twelve month agreement with Ariad whereby Ariad will provide, effective January 1, 2014, digital marketing software to the Corporation. The Corporation may terminate the agreement by providing 60 days written notice. For the six months ended June 30, 2014, the Corporation has paid Ariad $71 for the use of the digital marketing software. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13. ACQUISITION OF BUSINESS

On April 22, 2014, Points purchased 100% of the common and preferred shares of Accruity Inc. (‘Accruity’) for cash consideration of $2,000 USD. The Corporation has withheld $100 USD in consideration of undisclosed liabilities at the date of acquisition. In addition, the Corporation is obligated to pay $375 of the purchase price within one year of the date of acquisition. Accruity is the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service. The Corporation anticipates building on the new relationships gained in the acquisition, which will help the Corporation progress on its long term growth objectives.

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The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”) with the results of operations consolidated with those of the Corporation effective April 22, 2014 and has contributed incremental revenue of $21 and an operating loss of $137 (including acquisition transaction costs of $133) for the three and six months ended June 30, 2014.

The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

Cash	$1,525
Holdback	475
Total consideration	$2,000

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition on a provisional basis.

Fair value of consideration transferred	$2,000

Current assets	$62
Intangible assets - Technology	731
Current liabilities	(192)
Deferred tax liabilities	(320)
Fair value of net identifiable assets acquired and liabilities assumed	281
Goodwill	$1,719

Goodwill represents the expected operational synergies with Accruity to help broaden the Corporation’s customer facing product suite and/or intangible assets that do not qualify for separate recognition. The goodwill is not tax deductible. The technology asset is being amortized over 3 years.

Management will continue to review the estimation of working capital during the measurement period.

On May 9, 2014, a Certificate of Amendment of the Certificate of Incorporation was filed changing the name of Accruity Inc. to Points Development US Ltd.

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